

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 7, 2007

David Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

   Re: Washington Trust Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Form 10-Q for the Fiscal Quarter Ended March 31, 2007
     File No. 0-13091

Dear Mr. Devault:

   We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

         Sincerely,

         Sharon Blume
         Reviewing Accountant